Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

FOR IMMEDIATE RELEASE

X-energy UK and Cavendish Nuclear convene British suppliers to support early deployment of advanced small modular reactors

•	Compact, modular plants would deliver zero-carbon heat for industry as well as flexible clean power

•	Mature technology means first UK unit targeted for 2030

•	Xe-100 reactor to use advanced fuel pioneered in the UK and build on decades of British expertise in high temperature gas-cooled reactors

•	Target of up to 80% of construction and manufacturing to be sourced in the UK

ROCKVILLE, Maryland, USA & Bristol, England—January 27, 2023 – X-Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, announced that more than 70 British engineering, construction and manufacturing companies this week joined X-energy UK Holdings, a wholly owned subsidiary of X-energy, and deployment partner Cavendish Nuclear, part of Babcock International group, for a program of presentations and meetings in Bristol, to explore how they can support the roll-out of advanced nuclear power stations in the UK.

The plan is to deliver a fleet of advanced, small modular Xe-100 reactors in the UK to address the challenges of energy security and decarbonization, with the first unit planned for commercial operation in 2030 and a goal to secure up to 80% of its construction and manufacturing from the UK supply chain. The technology is more compact than traditional nuclear plants with factory-built components easily assembled on site, making each one cheaper and quicker to construct, and with a greater range of available locations.

The reactors are designed to be capable of producing both electricity and higher-temperature heat and steam than conventional ‘small modular reactors’ and can supply electricity and heat for hydrogen production and replace fossil fuel-generated heat for industrial processes.

In addition, the spherical fuel ‘pebbles’ that act as containment vessels in themselves, are able to withstand extremely high temperatures and naturally remain stable in the event of any foreseeable disruptions. This intrinsic safety reduces the need for many of the largest, most expensive and time-consuming structures and systems found in traditional nuclear plants.

The Xe-100 can deliver reliable ‘always-on’ electricity as well as increase or decrease power levels safely within minutes to respond to varying demand or supply, making it an ideal complement to weather-dependent renewable energy, and reducing the need for gas-fired power stations or battery storage as a backup.

Carol Tansley, X-energy’s Vice President of UK New Build Projects said: “Until now it’s been widely expected that advanced reactors would not be ready until around 2040 at the earliest, but X-energy’s technology is ready for the market and advanced in its design and applications.

“We’re in discussions with various parties regarding siting options in the UK. The ability to significantly reduce emissions from industrial heat applications makes it a great technology for sites like Hartlepool on Teeside, which is already home to a nuclear power station.”

We’re keen to see the Government press ahead with its ambitious plans for a program of nuclear power stations, including the establishment of the Great British Nuclear body. We believe we can follow hard on the heels of our US program and deliver first power around 2030, supporting the UK’s energy security and environmental goals, in particular the drive to deliver 24GW of new nuclear power by 2050.”

Mick Gornall, Cavendish Nuclear Managing Director said: “We are looking to source components, systems, goods, services and a skilled workforce right here in the UK. We’re delighted to have had such a positive response to our first supplier outreach.”

X-energy and Cavendish Nuclear have applied for funding from the UK Government’s Future Nuclear Enabling Fund to support a Generic Design Assessment and supply chain development activities for the first project.

X-energy is already progressing its US Government-endorsed plans to build a ‘four-pack’ of its Xe-100 reactors in the USA with generation within the decade. It has also begun construction of a fuel fabrication facility for its proprietary advanced TRISO-X fuel in Tennessee. The Company has raised over £1.5bn in US Government funding and private sector investment. Last year X-energy signed framework customer agreements with chemical company Dow in the US and Ontario Power Generation in Canada.

The Xe-100 builds on years of technological progress, evolving from both the UK’s Dragon reactor at Winfrith in Dorset and the Pebble Bed Modular Reactor project in South Africa, which was supported by the UK Government.

Deployable singly or in multiples, each reactor produces around 80 megawatts of electricity or 200 megawatts of the high-quality heat which is seen as essential for ‘deep decarbonization’ of heavy industry.

The reactor is an ideal successor to the British Advanced Gas-cooled Reactor fleet, given the UK’s rich knowledge of gas graphite reactors. It uses tri-structural isotropic particle (TRISO) fuel, first patented in the UK in 1957. The highly-robust fuel pebbles encase uranium inside layers of carbon and ceramic based protection, preventing the release of fission products.

As previously announced on December 6, 2022, X-energy has entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC), a publicly-traded special purpose acquisition company, which will establish X-energy as a public company. Upon the closing of the transaction, which is expected to be completed in the second quarter of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement being declared effective by the US Securities and Exchange Commission (the “SEC”), and other customary closing conditions.

###

About X-Energy UK Holdings, Ltd.

X-Energy UK Holdings, Ltd. is a wholly-owned subsidiary of X-Energy Reactor Company, LLC, a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world.

X-energy’s simplified, modular and intrinsically safe advanced modular reactor design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other small modular reactors and conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe advanced modular reactor design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Cavendish Nuclear

From decommissioning redundant nuclear facilities and supporting the UK’s Clean Energy commitment through Nuclear New Build and development of Advanced Nuclear Technologies, through to helping keep the UK’s fleet of nuclear-powered submarines at sea, our role in Cavendish Nuclear is to enable a world where nuclear plays a key contribution in protecting our nation, ensuring security of energy supply and meeting our net zero commitments – Creating a safe and secure world, together.

Nuclear has a vital role in delivering net zero by 2050, we are passionate about the key role that we play in that. Clean energy is a core focus for Cavendish Nuclear through our support to existing reactors, the construction of Hinkley Point C and Sizewell C, and our work to develop advanced nuclear technologies for the future.

For more information, visit www.cavendishnuclear.com or connect with us on LinkedIn

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC has filed the registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Leon Flexman

lflexman@x-energy.com

07920 143732

Cavendish Nuclear

Yvonne Preston

yvonne.preston@cavendishnuclear.com

07971 304338

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

or

Brittany Cash

+1-212-301-0347

media@aresmgmt.com